Filed Pursuant to Rule 433
Registration Statement No. 333-152548
SIRIUS SATELLITE RADIO INC.
Final Pricing Term Sheet

Issuer of common stock:	Sirius Satellite Radio Inc., a Delaware corporation (“Sirius”).

Issue:	Common stock, $0.001 par value per share

Aggregate Number of Shares:	262,399,983

Shares Offered at Fixed Price:	183,679,988

Shares to be Offered on a Delayed Basis at Prevailing Market Prices at the Time of Sale or at Negotiated Prices:	78,719,995

Total Sirius shares outstanding at 6/30/08:	1,501,131,817

Sum of total Sirius shares outstanding at 6/30/08 and Common Stock offered:	1,763,531,800

Fixed Price for Shares in Fixed Price Offering:	$1.50 per share

Joint Underwriters:	Morgan Stanley & Co. Incorporated UBS Securities LLC

Trade Date:	July 28, 2008

Settlement Date:	August 1, 2008

Form of Offering:	Registered offering of common stock lent by Sirius to affiliates of the underwriters.

Closing Conditions:	Consummation of the offering is conditioned upon completion of the merger and the consummation of the concurrent private offering of $550 million of 7% exchangeable senior subordinated notes due 2014 issued by XM Satellite Radio Inc. and exchangeable for Sirius common stock at an exchange rate of 533.3333 shares per $1,000 principal amount of notes, as well as additional customary conditions.

Use of Proceeds:	Sirius will receive no proceeds from the offering of the shares.

Listing:	NASDAQ Global Select Market

The issuer has filed a registration statement (including prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free Morgan Stanley & Co. Incorporated at 1-866-718-1649 or UBS Investment Bank at (888) 827-7275.